EXHIBIT 99.1

Evaxion announces positive data for lead antigens in cytomegalovirus (CMV) vaccine program EVX-V1

  Evaxion’s AI-Immunology™ platform has discovered novel CMV antigens that significantly reduce viral infection in preclinical models
  EVX-V1 is a next-generation, multi-component vaccine program combining these novel AI-discovered antigens with AI-optimized versions of established CMV vaccine antigens
  Evaxion’s proprietary AI-optimized pre-fusion glycoprotein B (gB) antigen demonstrates superior performance compared to the traditional gB antigen, including enhanced CMV neutralization
  Preclinical advancement is ongoing with continued optimization and investigation of AI-derived antigens
  CMV remains an area of huge unmet medical need. Despite decades of research, no CMV vaccine has been approved to date, underscoring the importance of these new discoveries

COPENHAGEN, Denmark, November 20, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, is successfully advancing its novel multi-component cytomegalovirus (CMV) vaccine program, EVX-V1, with new data demonstrating protective effects of lead antigens in the program.

With our AI-Immunology™ platform, we have uncovered novel antigens that are entirely new to the CMV vaccine research field. These previously unexplored CMV-antigens induce specific immune responses, inhibit viral infection and reduce cell-to-cell spread in cellular and animal viral infection models. These are significant discoveries since very few protective CMV-antigens have been identified despite decades of intensive research.

The new findings add to earlier data demonstrating that Evaxion’s proprietary AI-optimized pre-fusion glycoprotein B (gB) antigen effectively neutralizes CMV. This enhanced gB antigen constitutes a key component of EVX-V1, which combines AI-discovered antigens with AI-optimized conventional antigens to attack the virus from multiple, complementary angles. This broader multi-targeted strategy is expected to strengthen the protective potential of the future vaccine.

“We are very excited by the new data demonstrating the unique capability of AI-Immunology™ to find novel protective vaccine targets where no others have been able to do so. This further exemplifies how our technology enables the discovery of potentially groundbreaking new therapies and offers hope for improved prevention of CMV infections, an area of significant medical need”, says Birgitte Rønø, CSO and interim CEO of Evaxion.

Evaxion continues the preclinical advancement of the EVX-V1 program with further identification, investigation and optimization of antigens. In parallel, Evaxion is actively exploring strategic partnerships to accelerate development and ensure a seamless transition into non-clinical and clinical phases.

About cytomegalovirus (CMV)
About 1 in 200 babies is born with congenital CMV infection. About 1 in 5 babies with the infection will have congenital disabilities or other long-term health problems. CMV infects approximately 60% to 70% of adults in developed countries and nearly 100% in developing economies, driving demand for CMV treatment. Despite decades of research, no CMV vaccine has been approved to date.

CMV treatment market size was valued at $474.6 million in 2023 and is anticipated to register an annual growth (CAGR) of 6.6% between 2024 and 2032. This growth is propelled by increasing awareness and prevalence of CMV infection and the development of new and effective treatments.

CMV is the most complex of all herpes viruses and is a widespread infection transmitted in body fluids. Once infected, the virus stays for life. People with weakened immune systems, including organ transplant patients, can develop severe symptoms affecting, for example, eyes, lungs, and liver, and congenitally infected babies may suffer from intellectual disability and loss of vision and hearing.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.